February 1, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MedQuist Holdings Inc. (the “Company”)
File No. 333-169997
Registration Statement on Form S-1
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 4:00 p.m. Eastern Time on February 3, 2011 or as soon thereafter as possible.
          In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between January 21, 2011 and February 3, 2011, the Underwriters distributed copies of the preliminary prospectus dated January 21, 2011 as follows:

No. of Copies
Prospective Underwriters	7
Dealers	1
Institutions	952
Others	198
Total	1158
          The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature page follows]

Sincerely,

LAZARD CAPITAL MARKETS LLC
MACQUARIE CAPITAL (USA) INC.
Acting As Representatives of the several Underwriters
c/o LAZARD CAPITAL MARKETS LLC
30 Rockefeller Plaza
New York, New York 10020

By: LAZARD CAPITAL MARKETS LLC

By:	/s/ David McMillan

Name:	David McMillan
Title:	Managing Director

By: MACQUARIE CAPITAL (USA) INC.

By:	/s/ Tim Bishop

Name:	Tim Bishop
Title:	President and CEO

By:	/s/ Katherine Mogg

Name:	Katherine Mogg
Title:	Senior Vice President